UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Closing of and Investment Agreement

Further to previous Current Report on Form 6-K (file No. 001-37353), filed on January 3, 2017, by BiondVax Pharmaceuticals Ltd. (the “Company”, or “BiondVax”), the Company announces the closing of the investment agreement with Angels Investments in Hi Tech Ltd., a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor (the "Investor"), for the issuance of 33,760,832 ordinary shares of the Company, NIS 0.0000001 par value each, equivalent to approximately 844,000 ADSs, (the "Shares"), following the receipt of an amount of NIS 10,904,749 (approximately US$2.8 million) as consideration, and following the fulfillment of all closing conditions of this investment agreement.

Following the closing of this investment transaction, the issued Shares represent 19.99% of the Company's issued and outstanding capital immediately after issuance, and 12.08% of the Company's issued and outstanding capital of the Company on a fully diluted basis.

In addition to the applicable restrictions under Section 15C of the Israeli Securities Law, 1968-5728, the Shares have not been registered under the Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to a U.S. Persons (other than distributors) unless registered under the Securities Act or an exemption therefrom is available. The Shares contain a legend indicating that the transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom, and hedging transaction involving the Shares may not be conducted unless in compliance with the Securities Act.

In addition, following the closing of this investment transaction, Mr. Isaac Devash was appointed as a director of the Company, commencing on February 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: February 16, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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